PRICING TERM SHEET DATED MARCH 21, 2019	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-224546 Relating to the Preliminary Prospectus Supplement dated March 14, 2019 to the Prospectus dated April 30, 2018

Concurrent Offerings of

Gol Equity Finance

US$300,000,000

3.75% Exchangeable Senior Notes due 2024

Unconditionally and irrevocably guaranteed by Gol Linhas Aéreas Inteligentes S.A. and Gol Linhas Aéreas S.A. Exchangeable for American Depositary Shares (“ADSs”),

each currently representing two shares of preferred stock, no par value, of Gol Linhas Aéreas Inteligentes S.A.

(the “Notes Offering”)

and

ADSs borrowed pursuant to ADS Lending Agreements

(the “Borrowed ADS Offering”)

The information in this pricing term sheet supplements Gol Linhas Aéreas Inteligentes S.A.’s preliminary prospectus supplement, dated March 14, 2019 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated April 30, 2018 (the “Prospectus”), each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-224546, and supersedes the information in the Preliminary Prospectus Supplement and Prospectus to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and Prospectus, including all documents incorporated by reference therein. This pricing term sheet does not constitute an offer of the Notes (as defined below) offered in the Notes Offering. The Notes in the Notes Offering are being offered pursuant to a separate preliminary offering memorandum dated March 14, 2019 (the “Preliminary Offering Memorandum”). The Notes Offering is contingent upon the consummation of the Borrowed ADS Offering, and the Borrowed ADS Offering is contingent upon the consummation of the Notes Offering. Terms used herein but not defined shall have the respective meanings as set forth in the Preliminary Offering Memorandum or the Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer of the Preferred Shares Represented by the ADSs:	Gol Linhas Aéreas Inteligentes S.A. (“GLAI”).
ADSs:	American Depositary Shares, each currently representing two preferred shares (the “Preferred Shares”), without par value, of GLAI.
Ticker / Exchange for the ADSs:	“GOL” / The New York Stock Exchange.
Trade Date:	March 22, 2019.
Settlement Date:	March 26, 2019.

NYSE Last Reported Sale Price of the ADSs on March 21, 2019:	US$15.38 per ADS.
Use of Proceeds:

GLAI and the selling securityholder of the ADSs (MOBI Fundo de Investimento em Ações (“MOBI”)) will not receive any proceeds from the sale of the ADSs in the Borrowed ADS Offering described below. However, MOBI will receive a periodic loan fee, payable semiannually, for the lending of the borrowed ADSs at a rate of 0.75% per annum on the value of the borrowed ADSs that have been on-lent or are the subject of a derivative transaction. See “Use of Proceeds” in the Preliminary Prospectus Supplement for more information.

The Issuer of the Notes estimates that the net proceeds from the Notes Offering will be approximately US$281.2 million (or US$324.0 million if the initial purchasers exercise their option to purchase additional Notes in full), after deducting the initial purchasers’ discount and estimated offering expenses payable by the Issuer. The Issuer of the Notes will directly or indirectly transfer the proceeds of the Notes Offering to GLAI or any of its subsidiaries, including by way of (i) the purchase of warrants to be held by the Issuer of the Notes to acquire Preferred Shares underlying the ADSs issuable upon exchange of the Notes, (ii) paying the cost of the capped call transactions that the Issuer of the Notes entered into with one or more of the initial purchasers of the Notes Offering or affiliates thereof (the “option counterparties”) and (iii) onlending of the remainder of the funds to GLAI and its affiliates.

GLAI intends to use the net proceeds of the Notes Offering for general corporate purposes, including liability management. If the initial purchasers exercise their option to purchase additional Notes, the Issuer of the Notes expects to enter into additional capped call transactions with the option counterparties and for onlending of the remainder of the funds to GLAI and its affiliates for use as described above. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

BORROWED ADS OFFERING
Borrowed ADSs Offered:

Up to 14,000,000 ADSs (representing 28,000,000 Preferred Shares), which MOBI has agreed to loan to one of the underwriters for the Borrowed ADS Offering or its affiliate (the “ADS Borrower”) pursuant to an ADS lending agreement (the “ADS Lending Agreement”). GLAI is not issuing any Preferred Shares represented by the borrowed ADSs. The ADS Borrower has informed GLAI that it or its affiliate intends to use the short position created by the ADS loans and the concurrent short sales of the borrowed ADSs to facilitate privately negotiated derivatives transactions related to the Notes.

The borrowed ADSs offered pursuant to the Preliminary Prospectus Supplement and Prospectus may be offered for sale in transactions, including block sales, in the over-the-counter market, in negotiated transactions or otherwise. 5,202,935 of the borrowed ADSs (the “initial borrowed ADSs”) are being initially sold at US$15.00 per ADS concurrently with the pricing of the Notes, and the remaining borrowed ADSs may subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

The closing of the Notes Offering is contingent upon the closing of the Borrowed ADS Offering, and the closing of the Borrowed ADS Offering is contingent upon the closing of the Notes Offering. The ADS Borrower expects to make delivery of the initial borrowed ADSs from the Borrowed ADS Offering concurrently with the closing of the Notes Offering on the Settlement Date. See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Exchangeable Senior Notes” and “Underwriting; Conflicts of Interest” in the Preliminary Prospectus Supplement.

Global Coordinators:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Evercore Group L.L.C.
Joint Bookrunners:

Banco BTG Pactual S.A. – Cayman Branch

Deutsche Bank Securities Inc.

Credit Agricole Securities (USA) Inc.

BCP Securities, LLC

Nomura Securities International, Inc.

Banco Bradesco BBI S.A.

Santander Investment Securities Inc.

The Buckingham Research Group

BB Securities Limited

Public Offering Price, Commissions and Discounts:	The following table shows the public offering price and underwriting commission with respect to the initial borrowed ADSs described above:

Per Initial Borrowed ADS

Public Offering Price	US$15.00
Underwriting Commission	US$0.00

NOTES OFFERING
Notes:	3.75% Exchangeable Senior Notes due 2024.
Issuer of the Notes:	GOL Equity Finance, an orphan special purpose vehicle organized as a public limited liability company (société anonyme) under the laws of Luxembourg.
Principal Amount:	US$300,000,000 aggregate principal amount of Notes plus up to an additional US$45,000,000 aggregate principal amount pursuant to the initial purchasers’ option to purchase additional Notes.
Guarantors:	GLAI and Gol Linhas Aéreas S.A. (“GLA”).
Guarantees:

GLAI and GLA will unconditionally and irrevocably guarantee, on a senior unsecured basis, all of the Issuer’s obligations pursuant to the Notes and the indenture governing the Notes. The guarantees will rank pari passu in right of payment with the other senior unsecured indebtedness and guarantees of the Guarantors, which includes previous unsecured notes issued by GLAI’s finance subsidiaries, including outstanding U.S. dollar denominated unsecured notes maturing in January 2022 (ISIN: USL4441PAA86) and January 2025 (ISIN: USL4441RAA43) and outstanding U.S. dollar denominated perpetual notes (ISIN: USG3980PAA33). The Notes will be effectively subordinated to the Issuer’s and the Guarantors’ secured indebtedness to the extent of the assets and properties securing such secured indebtedness. See “Description of Notes—Guarantees” in the Preliminary Offering Memorandum.

Denominations:	US$100,000 and integral multiples of US$1,000 in excess thereof.
Maturity Date:	July 15, 2024, unless earlier exchanged, redeemed or repurchased.
Interest Rate:	3.75% per year.
Interest Payment Dates:	Interest will accrue from March 26, 2019 and will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2019.
Interest Record Dates:	January 1 and July 1 of each year, immediately preceding any January 15 or July 15 interest payment date, as the case may be.
Issue Price:	100% of the principal amount of the Notes.
Initial Exchange Rate:	49.3827 ADSs per US$1,000 principal amount of Notes.
Initial Exchange Price:	Approximately US$20.25 per ADS.
Exchange Premium:	Approximately 35.0% above the Public Offering Price per ADS in the Borrowed ADS Offering.
Global Coordinators:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Evercore Group L.L.C.
Joint Bookrunners:

Banco BTG Pactual S.A. – Cayman Branch

Deutsche Bank Securities Inc.

Credit Agricole Securities (USA) Inc.

BCP Securities, LLC

Nomura Securities International, Inc.

Banco Bradesco BBI S.A.

Santander Investment Securities Inc.

The Buckingham Research Group

BB Securities Limited

CUSIP Number (144A):	36256K AA8
CUSIP Number (Regulation S):	L4441G AA8
ISIN (144A):	US36256KAA88
ISIN (Regulation S):	USL4441GAA87

GLAI has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the Borrowed ADS Offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the Borrowed ADS Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus and the other documents GLAI has filed with the SEC for more complete information about GLAI and the Borrowed ADS Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from: Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649, or by emailing prospectus@morganstanley.com or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, New York, NY 10055 or by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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